UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,953,990 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,953,990 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,953,990 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), 5AM Opportunities II, L.P. (“Opportunities II”), 5AM Opportunities II (GP), LLC (“Opportunities II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP, Opportunities II, Opportunities II GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,953,990 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,953,990 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,953,990 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 3,953,990 shares of Common Stock held by Ventures VI. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 496,323 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 496,323 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,323 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 496,323 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 496,323 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,323 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 496,323 shares held by Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 487,333 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 487,333 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,333 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Opportunities II GP serves as the sole general partner of Opportunities II. Schwab and Parmar are managing members of Opportunities II GP and share voting and dispositive power over the shares held by Opportunities II.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities II (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 487,333 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 487,333 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,333 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 487,333 shares held by Opportunities II. Schwab and Parmar are managing members of Opportunities II GP and share voting and dispositive power over the shares held by Opportunities II.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,937,646 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,937,646 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,937,646 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 3,953,990 shares of Common Stock held by Ventures VI; (ii) 496,323 shares of Common Stock held by Opportunities; and (iii) 487,333 shares of Common Stock held by Opportunities II. Partners VI serves as the sole general partner of Ventures VI, Opportunities GP serves as the sole general partner of Opportunities, and Opportunities II GP serves as the sole general partner of Opportunities II. As managing members of each of Partners VI, Opportunities GP and Opportunities II GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI, Opportunities and Opportunities II.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,937,646 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,937,646 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,937,646 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 3,953,990 shares of Common Stock held by Ventures VI; (ii) 496,323 shares of Common Stock held by Opportunities; and (iii) 487,333 shares of Common Stock held by Opportunities II. Partners VI serves as the sole general partner of Ventures VI, Opportunities GP serves as the sole general partner of Opportunities, and Opportunities II GP serves as the sole general partner of Opportunities II. As managing members of each of Partners VI, Opportunities GP and Opportunities II GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI, Opportunities and Opportunities II.

(3)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.00001 par value (“Common Stock”) of CinCor Pharma, Inc., a Delaware corporation (the “Issuer” or “CinCor”). The address of the principal executive offices of the Issuer is 200 Clarendon Street, 6th Floor, Boston, MA 02116. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)                     This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), 5AM Opportunities II, L.P. (“Opportunities II”), 5AM Opportunities II (GP), LLC (“Opportunities II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP, Opportunities II, Opportunities II GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                     The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)                     The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of each of Partners VI, which is the general partner of Ventures VI; Opportunities GP, which is the general partner of Opportunities; and Opportunities II GP, which is the general partner of Opportunities II.

(d)                     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                     During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      Each of Ventures VI, Partners VI, Opportunities, Opportunities GP, Opportunities II and Opportunities II GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), Ventures VI and Opportunities purchased from the Issuer in a series of private transactions, an aggregate of 13,149,999 shares of Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock") of CinCor Pharma, Inc. for an approximate aggregate purchase price of 26.6 million. In connection with the closing of the IPO, on January 11, 2022, each share of Series A Preferred Stock and Series B Preferred Stock automatically converted into shares of Common Stock on a 3.4:1 basis, resulting in the receipt, by Ventures VI and Opportunities, of an aggregate of 3,867,646 shares of Common Stock of the Issuer. In addition, on January 11, 2022, Ventures VI and Opportunities purchased 157,500 and 312,500 shares of Common Stock, respectively, in the IPO at the public offering price of $16.00 per share. On August 15, 2022, Ventures VI and Opportunities II purchased 112,667 and 487,333 shares of Common Stock, respectively, in a follow-on offering at the price of $30.00 per share. The source of the capital to purchase all securities was the working capital of Venture VI, Opportunities and Opportunities II, consisting of contributions from each of their general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock reported herein for investment purposes and such acquisitions were made in the Reporting Persons’ ordinary course of business and did not acquire the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons filed an initial Schedule 13G on January 21, 2022 (the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G as a result of the Support Agreements (as defined and described below).

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). In connection with the Merger Agreement, each of Ventures VI, Opportunies and Opportunities II, along with each of the executive officers and directors of the Company and other certain large stockholders of the Issuer (collectively, the “Supporting Stockholders”) entered into Tender and Support Agreements with Parent (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender their shares in the tender offer to be conducted pursuant to the Merger Agreement, vote their shares in favor of the Merger at a special meeting of the Issuer’s stockholders, if there is one, and, subject to certain exceptions, not to transfer any of their shares.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The description of the Support Agreements herein is not complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is filed herewith as Exhibit B and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b).         The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of January 18, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Ventures VI	3,953,990	0	3,953,990	0	3,953,990	3,953,990	9.0%
Partners VI (1)	0	0	3,953,990	0	3,953,990	3,953,990	9.0%
Opportunities	496,323	0	496,323	0	496,323	496,323	1.1%
Opportunities GP (2)	0	0	496,323	0	496,323	496,323	1.1%
Opportunities II	487,333	0	487,333	0	487,333	487,333	1.1%
Opportunities II GP (3)	0	0	487,333	0	487,333	487,333	1.1%
Schwab (1) (2) (3)	0	0	4,937,646	0	4,937,646	4,937,646	11.3%
Parmar (1) (2) (3)	0	0	4,937,646	0	4,937,646	4,937,646	11.3%

(1)	Includes 3,953,990 shares of Common Stock held by Ventures VI. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.

(2)	Includes 496,323 shares held by Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.

(3)	Includes 487,333 shares held by Opportunities II. Schwab and Parmar are managing members of Opportunities II GP and share voting and dispositive power over the shares held by Opportunities II.

(4)	This percentage is calculated based upon 43,764,323 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

(c)                     None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Tender and Support Agreement (incorporated by reference to Exhibit B to the Agreement and Plan of Merger, dated as of January 8, 2023, by and among CinCor Pharma, Inc., AstraZeneca Finance and Holdings Inc. and Cinnamon Acquisition, Inc., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 1- 41201), filed on January 9, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2023

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.

By:	5AM Opportunities II (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CinCor Pharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 18, 2023

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.

By:	5AM Opportunities II (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).